Exhibit 21.1

Significant Subsidiaries of Ultragenyx Pharmaceutical Inc.

Name of Subsidiary	Jurisdiction of Incorporation
Ultragenyx Holdco LLC	Delaware
Rare Delaware Inc.	Delaware
GeneTx Biotherapeutics LLC	Delaware
Ultragenyx UK Ltd	United Kingdom
Amlogenyx Inc.	Delaware
Ultragenyx Europe GmbH	Switzerland
Ultragenyx Germany GmbH	Germany
Ultragenyx Brasil Farmacêutica Ltda	Brazil
Ultragenyx Argentina SRL	Argentina
Ultragenyx Netherlands B.V.	Netherlands
Ultragenyx France SAS	France
Ultragenyx Colombia SAS	Colombia
Ultragenyx Canada Inc.	Canada
Ultragenyx México, S. de R.L. de C.V.	Mexico
Ultragenyx Japan K.K.	Japan
Ultragenyx Chile Limitada	Chile